SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              SCHEDULE TO

                        Tender Offer Statement
             (Under Section 14(d)(1) or 13(e)(1) of the
                   Securities Exchange Act of 1934)

                          (Amendment No. 1)

                         NASB FINANCIAL, INC.
                 (Name of Subject Company (issuer))

                NASB FINANCIAL, INC. (issuer and offeror)
      (Name of Filing Person(s) (identifying status as offeror,
                      issuer or other person))

              Common Stock, par value $0.15 per share
                  (Title of Class of Securities)

                               628968109
                 (CUSIP Number of Class of Securities)

                             Keith B. Cox
                    Vice President and Treasurer
                         NASB Financial, Inc.
                         12498 S. 71 Highway
                      Grandview, Missouri 64030
                            (816) 765-2200
    (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                               COPY TO:
                        Joseph T. Porter, Jr.
              Polsinelli, White, Vardeman & Shalton, P.C.
                   100 S. Fourth Street, Suite 1110
                       St. Louis, Missouri 63102
                            (314) 231-1950

                      CALCULATION OF FILING FEE

----------------------------------------------------------------------
*TRANSACTION VALUATION                      AMOUNT OF FILING FEE
----------------------------------------------------------------------
$4,843,750                                            $969.00
----------------------------------------------------------------------
* Calculated solely for purposes of determining the filing fee. Based upon the purchase of 387,500 shares at the tender offer price per share of $12.50.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing: N/A

Amount Previously Paid: $969.00       Filing Party:  Issuer

Form or Registration No.:  5-58543   Date Filed:  June 5, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third party tender offer subject to Rule 14d-1.

/X/  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the
results of the tender offer:   / /

     NASB Financial, Inc. (the "Company") has amended its Offer to Purchase dated June 5, 2000, (the "Offer to Purchase") (which is incorporated in this Tender Offer Statement on Schedule TO, as amended, by reference) as follows:

     FORWARD-LOOKING STATEMENTS. The language contained in the Offer to Purchase under the heading "Forward - Looking Statements" is amended by deletion of the original language and substituting in its place the following:

     "Any forward-looking statements made in the Offer to Purchase are not entitled to safe-harbor protection under the Securities Litigation Reform Act."

     THE OFFER - CERTAIN CONDITIONS OF THE OFFER. The first paragraph in the section entitled "The Offer - Certain Conditions of the Offer" is amended to read as follows:

     "Notwithstanding any other provisions of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if at any time on or after June 5, 2000, and at or before the expiration of the Offer (except for those events dependent upon receipt of necessary governmental approval) and prior to the time of payment for any such Shares (whether any Shares have heretofore been accepted for payment, purchased or paid for pursuant to Offer), any of the following events shall have occurred (shall have been reasonably determined by the Company to have occurred):"

     The last paragraph in the section entitled "The Offer - Certain Conditions of the Offer" is amended to read as follows:

     "The foregoing conditions are for the Company's sole benefit and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time up to the Expiration Date of the Offer, except for the receipt of necessary governmental approvals which may be asserted at any time prior to payment. In certain circumstances, if the Company waives any of the foregoing conditions, it may be required to extend the Expiration Date of the Offer. Any determination by the Company concerning the events described above will be final and binding on all parties."

     SOURCE AND AMOUNT OF FUNDS. The section entitled "Source and Amount of Funds" is amended to read as follows:

     "Assuming the Company purchases 387,500 Shares pursuant to the Offer at a price of $12.50 per Share, the total amount required by the Company to purchase such Shares will be $4,843,750, exclusive of fees and other expenses. The Company expects to fund the purchase of Shares from cash on hand. The Company does not have an alternative financing plan."

                             SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.
                                NASB FINANCIAL, INC.


                                /s/ Keith B. Cox
                                Keith B. Cox
                                Vice President & Treasurer

Dated:  July 5, 2000